Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-231118

February 22, 2022

EVERSOURCE ENERGY

Pricing Term Sheet
Issuer:	Eversource Energy

Security:	$650,000,000 2.90% Senior Notes, Series V, Due 2027

Principal Amount:	$650,000,000

Maturity Date:	March 1, 2027

Coupon:	2.90%

Benchmark Treasury:	1.500% due January 31, 2027

Benchmark Treasury Price / Yield:	98-08 ¼ / 1.871%

Spread to Benchmark Treasury:	+ 105 basis points

Yield to Maturity:	2.921%

Price to Public:	99.902% of the principal amount

Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, commencing on September 1, 2022

Redemption Provisions:	Make-whole call at any time prior to February 1, 2027 (one month prior to the Maturity Date) at a discount rate of Treasury plus 20 basis points and on or after such date at par

Trade Date:	February 22, 2022

Settlement Date*:	February 25, 2022 (T+3)

CUSIP / ISIN:	30040W AQ1 / US30040WAQ15

Expected Ratings**:	Baa1 (Moody’s); BBB+ (S&P); BBB+ (Fitch)

Global Coordinators:	Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC RBC Capital Markets, LLC

Co-Manager:	Samuel A. Ramirez & Company, Inc. WR Securities, LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the notes initially will settle T+3 (on February 25, 2022) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526; J.P. Morgan Securities LLC collect at 1-212-834-4533; Citigroup Global Markets Inc. toll-free at (800) 831-9146; Morgan Stanley & Co. LLC toll-free at (866) 718-1649; PNC Capital Markets LLC toll-free at (855) 881-0697; or RBC Capital Markets, LLC toll-free at (866) 375-6829.